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                              July 27, 2023

       John Fei Zeng
       Chief Financial Officer
       UP Fintech Holding Ltd.
       18/F, Grandyvic Building, No. 1 Building,
       No. 16 Taiyanggong Middle Road
       Chaoyang District, Beijing, 100020
       People's Republic of China

                                                        Re: UP Fintech Holding
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38833

       Dear John Fei Zeng:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 148

   1.                                                   Please supplementally
describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 John Fei Zeng
UP Fintech Holding Ltd.
July 27, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I (b)(5) are provided for only your
         Company.    Please note that Item 16I(b) requires that you provide
disclosures for
      yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to the best of our knowledge." Please
supplementally
      confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the
      Chinese Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Andrew Mew at 202-551-3377 with any questions.



                                                              Sincerely,
FirstName LastNameJohn Fei Zeng
                                                              Division of
Corporation Finance
Comapany NameUP Fintech Holding Ltd.
                                                              Disclosure Review
Program
July 27, 2023 Page 2
cc:       Sara von Althann, Esq.
FirstName LastName